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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-34837

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No 9, Guanghua Road

Chaoyang District

Beijing

People’s Republic of China, 100020 (86) 10-85866721

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(6)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l01(b)(7): ____

Note: Regulation S-T Rule 101(6)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public’ under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Due to the outbreak of coronavirus disease 2019 (COVID-19), Luokung Technology Corp. (the “Company”) is filing this current report on Form 6-K to avail itself of an extension to file its annual financial statements on Form 20-F for the twelve months ended on December 31, 2019 (the “Report”), which is originally due on April 30, 2020, relying on an order issued by the Securities and Exchange Commission (the “SEC”) on March 4, 2020 pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (Release No. 34-88318) regarding exemptions granted to certain public companies (the “Order”).

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.”

China, where we conduct our business, was materially impacted by the COVID-19. The Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including the temporary closures of our offices, and having many employees work remotely. There was a country wide lockdown from January 23, 2020 to April 8, 2020. As a result of the above-mentioned factors, the Company’s books and records were not easily accessible, resulting in delay in preparation, compilation and completion of our annual financial statements.

As of the date of this filing, the Company expects, in reliance on the Order, to file the Annual Report with the SEC no later than 45 days after April 30, 2020.

Additional Risk Factor

The Company intends to include the following risk factor, as may be expanded or revised as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19, in the Annual Report:

We are susceptible to general economic conditions, natural catastrophic events and public health crises, which could adversely affect our operating results.

Our results of operations could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from the current outbreak of the COVID-19 coronavirus. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak. Due to the extended lock-down and self-quarantine policies in China, we have experienced significant business disruption for the past three months. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material impact on our business operations at least for the near term.

About Luokung Technology Corp.

Luokung Technology Corp. is one of the global leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. The core business brands of the Company are “Luokuang” and “Superengine” .. The Company mainly provides spatial temporal big data PaaS, SaaS and DaaS intelligent services based on its self-developed patented technology which can be applied in Mobile Internet LBS, Internet Travelling, Intelligent Transportation, Automatic Drive, Smart City, Intelligent IoT, Natural Resources Exploration and Monitoring and so on. These services are integrated intelligent computing and application services for spatial temporal data which including but not limited to Satellite and UAV Remote Sensing Image Data, HD Map, 2D and 3D Internet Map, Real-time Trajectory, IoT Industrial Stream Data. For more information please go to http://www.luokung.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report for the fiscal year ended September 30, 2017 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Jay Yu

Tel: (+86) 10-6506 5217

Email: yujie@luokung.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date April 29, 2020	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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